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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Commonwealth Pharma Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2016 Ocean St
(No. and Street)

Marshfield	MA	02050
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter F. Flynn	617-367-0099	Flynn@peterflynnesqcom
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Morris & Morris, P.C.
(Name – if individual, state last, first, and middle name)

32 Kearney Road	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

01/06/2010	4066
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Peter Flynn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Commonwealth Pharma Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CCO

Notary Public

RICHARD A MARCELLA, JR.
Notary Public
Commonwealth of Massachusetts
My Commission Expires 04/24/2031

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMMONWEALTH PHARMA SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Year Ended December 31, 2024

TABLE OF CONTENTS

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

February 7, 2025

TO THE DIRECTORS AND EQUITY OWNERS OF
COMMONWEALTH PHARMA SECURITIES, LLC
2016 Ocean Street
Marshfield, MA 02050

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Pharm Securities, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm
(Continued)

TO THE DIRECTORS AND EQUITY OWNERS OF
COMMONWEALTH PHARMA SECURITIES, LLC
February 7, 2025
Page 2

Supplemental Information

The information contained in The Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Morris & Morris, P.C.

Morris & Morris, P.C.
Certified Public Accountants
We have served as the Company's auditor since 2016.
Needham Heights, MA 02494

The CPA.
Never Underestimate
the Value.SM

COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	63,255
Prepaid expenses		105
Commissions Receivable		21,000
Total Assets	$	84,360

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	6,000
Total Liabilities		6,000
Member's Equity		
Member contributions		118,830
Accumulated deficit		(40,470)
Total Member's Equity		78,360
Total Liabilities and Member's Equity	$	84,360

COMMONWEALTH PHARMA SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2024

Revenues:		
Placement fees	$	51,000
Operating expenses:		
Commissions		27,000
Professional fees-CCO		27,115
Professional Fee-Audit		6,000
SIPC Assessment		36
Fidelity bond		1,030
Filing fees		3,541
Total Expenses		64,722
Net Loss	$	(13,722)

See accompanying independent registered public accounting firm's report and notes to financial statements

COMMONWEALTH PHARMA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2024

	Member Contributions	Accumulated Deficit	Total
Balance, January 1, 2024	$ 118,794	$ (26,748)	4 92,050
Net loss	-	(13,722)	(13,722)
Member contributions	36	-	36
Balance, December 31, 2024	$ 118,830	$ (40,470)	$ 78,360

See Accompanying Independent Registered Public Accounting Firm's Report
And Notes to Financial Statements

COMMONWEALTH PHARMA SECURITIES LLC

STATEMENT OF CASH FLOWS
January 1, 2024 to December 31, 2024

Cash flows from operating activities:		
Net loss	$	(13,722)
Changes in operating assets and liabilities:		
Prepaid expenses		36
Accounts receivable		(21,000)
Net cash used for operating activities		(34,686)
Cash flows from financing activities:		
member contributions		36
Net cash provided by financing activities		36
Net decrease in cash		(34,650)
Cash, beginning of year		97,905
Cash, end of year	$	63,255

COMMONWEALTH PHARMA SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2024

Note 1 **Organization and nature of business**

Commonwealth Pharma Securities, LLC (the "Company") was formed in December 2002 and is a Delaware limited liability company. The Company acts as an agent for the issuer of corporate securities for private placements per membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC).

Note 2 **Summary of significant accounting policies**

Method of Accounting
The Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB) and issued in the FASB Accounting Standards codification (the "Codification"), utilizing the accrual basis method of accounting.

Revenue recognition
The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

The Company did not incur costs to obtain revenue contracts with its customers. In the event that it did incur these costs, it would amortize the costs to expense over the time period that the services are expected to be provided to the customers.

Revenue from contracts with its customers includes fees from placements. The recognition and measurement of revenue is based on the assessment of individual contract terms. In some circumstances, significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

All of the Company's revenues were derived from placement fees.

Income taxes
The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the member.

Note 2 **Summary of significant accounting policies (continued)**

Income tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, prepaid expenses, and accrued expenses approximate fair value due to the short-term nature of these assets and liabilities.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASC Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Update No. 2023-07 requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The CCO/CFO of the Company serves as Chief Operating Decision Maker, which makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The significant expenses of the segment are reported in the accompanying statement of operations of this report.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2024 the Company's net capital was $57,255, which was $52,255 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was 0.104 to 1.

Note 4 **Related party transactions**

The Company is under 100% common ownership with Apeiron Partners LLC ("Apeiron"). The Company has a management agreement with Apeiron, whereby Apeiron assumes and pays all expenses related to the day-to-day operations of the Company. In exchange, the Company is obligated to pay Apeiron a fee equal to the costs incurred by Apeiron plus an additional amount, which will reflect the time and effort of Apeiron based upon an allocation of time spent by Apeiron employees. No payments were paid to Apeiron under this agreement during 2024.

Note 5 **Concentrations of credit risk**

The Company maintains its cash at financial institutions in bank deposits which may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Note 6 **Statement of Cash Flows**

For the year ended December 31, 2024, the Company did not have any significant non-cash investing or financing activities.

Note 7 **Subsequent events**

The Company has evaluated subsequent events through February 7, 2025, which is the date the financial statements were available to be issued and has determined that there are no additional disclosures required.

COMMONWEALTH PHARMA SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2024

Capital		
Member contributions	$	118,830
Accumulated deficit		(40,470)
		78,360
Deductions and charges:		
Nonallowable assets:		
Commission receivable		(21,000)
Prepaid expenses		(105)
Net capital	$	57,255
Aggregate indebtedness		
Accrued expenses	$	6,000
Computation of basic net capital requirement		
Minimum net capital required	$	400
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	52,255
Net capital less 120% of minimum dollar net capital required	$	51,255
Ratio of aggregate indebtedness to net capital		0.104 to 1

Reconciliation with Company's computation (included in Part II of Form 17a-5, as of December 31, 2024

Net Capital, as reported in Company's part II (unaudited) Focus report	$	57,255
Net capital per above	$	57,255

No material differences exist between the audited computation of net Capital and the unaudited net capital as reported in the Company's FOCUS report for the year ended December 31, 2024

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

February 7, 2025

TO THE DIRECTORS AND EQUITY OWNERS OF COMMONWEALTH PHARMA SECURITIES, LLC
2016 Ocean Street
Marshfield, MA 02050

We have reviewed management's statement, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Commonwealth Pharma Securities, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and (2) Commonwealth Pharma Securities, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, Commonwealth Pharma Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception. Commonwealth Pharma Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Commonwealth Pharma Securities, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 §240.17a-5, and related SEC Staff Frequently Asked Questions.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

Commonwealth Pharma Securities LLC's Exemption Report

Commonwealth Pharma Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. }240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(l) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. SS 240. 15c3-3. and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4;and the Company (l) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Commonwealth Pharma Securities, LLC

I. Peter Flynn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______

Title: Chief Compliance Office

December 31, 2024